Exhibit 99.3

HYPEBEAST

Pre-Record_V5

Josh Spear: Hello, everyone, and welcome. My name is Josh Spear and I'm the CEO of Iron Spark I. We're so excited to announce this transaction to you today. As you will have seen in the press release, Iron Spark and Global Lifestyle Media and Commerce Company, HYPEBEAST, which is already listed on the Hong Kong stock exchange, have entered into a definitive agreement to merge, which will eventually take HYPEBEAST public on the NASDAQ exchange. We'd like to take you through our investor presentation and share more about both companies and why we're so looking forward to working together.

Josh Spear: On the screen now, you'll see certain legal disclaimers with respect to the presentation.

Josh Spear: Iron Spark went public in June of 2021. We set out to be a different kind of SPAC and call ourselves SPAC 2.0. We were founder friendly in size at $168 million. We were operator focused, not just made up of financial engineers, and we had no warrants, which created less dilution for our investors and for the founders that we met.

We’re the first SPAC of its kind to pay a dividend. We pay five cents per share per quarter, and we pay an additional dividend to our non-redeemers. With a focus on the intersection of what we call culture, commerce and technology, we said we would find a real company hidden in plain sight. I can't think of a better example of this than HYPEBEAST.

Our leadership team is diverse across many dimensions. I personally have a long history of identifying trends before others know they’re trends. This has led to an incredible network of people and an investment portfolio. I invested in companies such as Uber, Justin's Nut Butter and Warby Parker before most people even knew what they were.

Amy Butte, our chairperson, has taken companies public as a banker, research analyst, twice as a CFO, including the IPO of the New York Stock Exchange, and as a board member of SPACs and traditional companies. Trevor Edwards is the former president of Nike. He and I are director nominees for the combined company. Xander Oxman is my partner and co-founder and former CEO of Winc. He knows what it's like to be in Kevin and Patrick’s shoes.

We are especially excited to be partnering with Kevin Ma and Patrick Wong. Kevin is the founder and CEO of HYPEBEAST. He's a quiet visionary, but don't let his humbleness fool you. Patrick is his friend, partner, and CFO. He knows what it's like to be the CFO of a public company because he is one. So we're going to share a little bit more about HYPEBEAST today, and then what we call HYPEBEAST 2.0. Then we'll give a financial overview as well as an overview of what we believe can attract evaluation and set up comps.

HYPEBEAST lives at the center of the cultural zeitgeist. Iron Spark set out to find a business at the forefront of culture, and we found one with a community that supports the growth and an inflection point of doing a SPAC. We think you're going to be very excited to learn more about HYPEBEAST.

HYPEBEAST is a media and ecommerce company at the center of cultural zeitgeist. We're seeing a mashup of culture before our very eyes. Christie's and NFT's, Gucci and The North Face collaborating, high fashion brands like Balenciaga embracing The Simpsons. You can't really participate in anything in the world today without seeing this zeitgeist unfold. So HYPEBEAST is an authority in this space. They influence it, they contribute to it, and they profit from it. Our goal is to accelerate the potential growth of this already sprawling and culturally important company.

Kevin is brilliant, and you're going to meet him in a moment. He's a cultural savant, and he sees everything before everyone else. We've been acquaintances for a long time, and I couldn't be more excited to finally be working together. He's the trend spotters trend spotter, but you don't have to take my word for it. Iron Sparks board member Trevor Edwards, former president of Nike thinks so too. When we identified HYPEBEAST as a potential target, Trevor lit up about how culturally important HYPEBEAST was to streetwear, luxury fashion and culture around the world. HYPEBEAST always was and continues to be a daily read for everyone from athletes and musicians, to leaders in corporate America and global corporations around the world. We need to stay relevant.

So I'm going to talk to you a little bit about our thesis. There are two main themes in our investment thesis, partnership and HYPEBEAST 2.0. The transaction accelerates growth for an already incredible business. First, HYPEBEAST is a leading creator of media and content at the forefront of culture. With 26 million plus social media followers, 18 million monthly unique visitors and 900 million plus TikTok tags, this is an incredible reach among Gen Z and millennial audiences with disposable incomes and high purchase intent. Second, management has a track record of growth, profitability and public company discipline. This isn't a green management team or a SPAC deal talking about what they might do five years out, rather after raising just $8 million in their Hong Kong stock exchange offering, management has generated 34% organic CAGR, 50% gross margins and a diversified global revenue base. HYPEBEAST is ready to be a U.S. public company because it already is a public company in Hong Kong.

Third is a unique opportunity to invest in streetwear and culture in the public markets, now with direct access to the U.S. capital markets. It's an attractive space with very, very few opportunities to invest. At 3.1 times 2021 revenues of not less than $112 million, we believe this is an attractive entry point relative to media, luxury, ecommerce, and recommerce comps. Fourth, HYPEBEAST placed in a massive $1.6 trillion TAM, encompassing the global apparel and footwear industry. We estimate that their relationships with 250 plus luxury, contemporary and lifestyle brands, such as Tiffany's, Supreme, Lexus, and Adidas, means they touch a meaningful portion of that global TAM. Once again, a giant starting point for accelerating growth.

Finally, we think this deal demonstrates that one plus one equals three. New capital and talent will be invested in more markets than product categories. Using simple math and existing data points, we estimate the company's 200 million plus annual unique visitors multiplied by the current conversion rates of 1.1% and an average order value of $258 could generate upwards of $600 million in incremental revenue. Even if we're half right, an exponential opportunity for growth exists.

So a brief transaction summary. The merger provides up to $180 million in total gross proceeds and is expected to result in a pro forma equity valuation of $534 million. The proceeds will be used to fund growth. Everyone is rolling shares. The transaction implies a pro forma enterprise value of $353 million, representing a 3.1 times multiple based on the fiscal year of 2021 revenue of not less than $112 million. The transaction value implies a multiple of 3.1 based on 2021 revenue, which we think is an attractive entry point relative to its peers.

In addition, we expect the company valuation to be further supported through the company's partnership with Iron Spark and the team's relationships, new incremental capital to accelerate growth and duelists staying in the U.S. The transaction will be funded by a combination of Iron Spark’s cash held in trust, newly issued HYPEBEAST ordinary shares and proceeds from a pipe transaction. What's really exciting about this is the $13.3 million pipe.

Influential names in fashion and culture have joined us as investors, including legendary quarterback Tom Brady, tennis superstar name Yasaka, professional skateboarder Tony Hawk, 35 Ventures, co-founders Kevin Durant, and Rich Kleiman. The Grammy Award winning artist Adam Levine, Airbnb’s co-founder Joe Gebbia, actor, comedian and filmmaker Jonah Hill, Electric Feel Ventures, The Black Label, Iron Grey and more. Iron Spark public shareholders will continue to receive their five-cent quarterly dividend until the transaction closes. Existing HYPEBEAST shareholders are expected to retain 56.2% of the pro forma equity of the combined company. The transaction, which has been unanimously approved by the Board of Directors of HYPEBEAST and Iron Spark is subject to approval by Iron Spark’s shareholders, shareholders of HYPEBEAST and other customary closing conditions. The transaction is expected to close in the third quarter of 2022.

I'm so excited to introduce you to our friend and soon to be business partner Kevin Ma. Kevin is the founder and CEO of HYPEBEAST, a leader in cultural media and ecommerce. He started this company more than 15 years ago as a humble sneaker blog, and now has become a global leader in contemporary fashion culture. Kevin, take it away.

Keven Ma: Thanks for the kind introduction, Josh. Let me give you a brief background of our history. Like Josh said, I started HYPEBEAST in my bedroom in 2005 because of my love for sneakers. I realized nobody was providing any kind of interesting information or connecting me to other people in the sneaker community, so I created HYPEBEAST.

Over the past 15 years, we have expanded to become a media content and commerce empire around the world. This is what HYPEBEAST looks like today, the go to platform for contemporary culture and lifestyle and a premier destination for editorially driven commerce and news. Firstly, we are focused on building our editorial and social media presence, and that led to building a large and amazing community. We drive culture forward by introducing our community to new talent, cultural development and the latest trends.

Right now, we have over 26 million social media followers, and our media business represents 31% of our revenue. We have several different media verticals, including our flagship, which is hypebeast.com. We have HYPEBAE, which is predominantly for a female audience. We also tap into other categories such as cars, golf, watches, and many more. We added a creative agency, HYPEMAKER, along the way because nobody knew how to speak to our community the way we did and as authentically as we could. For example, clients such as Adidas, Nike, and Lexus, they come to us to reach our incredibly valuable audience in a meaningful way. Our agency businesses now 41% of our revenue.

Last but not least, we then added our retail arm, HBX, because our community wanted to buy from us, and our brand partners wanted to sell through us. Right now, this is less than 30% of our revenue, but the biggest opportunity for us to expand. Our audience are Gen Z-ers, and millennials who are interested in discovering what's cool and then look to purchase it. We sell over 250 luxury brands and have plans to expand into a marketplace, getting deeper into recommerce and having more physical locations.

The power of HYPEBEAST is how we take the synergies of all three segments and really try to hyperdrive our growth. Partnering with Iron Spark and entering the public markets and the U.S. will propel us to the next level. With access to new capital and talent, we will expand our universe of content, commerce and experiences in a way that strengthens our business and community.

Now, let me introduce to you my dear friend and our CFO, Patrick, to take you through the numbers.

Patrick Wong: Thanks for the introduction, Kevin. This is a financial snapshot of our business, but I want to draw your eyes first, to the bottom row of numbers. The backbone of our company is really our community of followers. The 26 million social media followers, the 18 million monthly unique visitors on their social media platform. We are leaders in a cultural space. This passionate, engaged community of millions of followers really makes the business possible.

We are leaders in terms of follower numbers, and the degree of relevance we have as a brand. And off the back of this community, we developed a robust business centered around digital media, agency services and ecommerce, and they're all linked together in a virtuous cycle. The chart on the right is a breakdown of our current revenue mix. Media and agency business contributes around 70% of our top line revenue with ecommerce rounding out the remaining 30%. And combined, the three business lines are expected to deliver approximately $112 million U.S. dollars in revenue in our current fiscal year ending March 31st, 2022. And as a business, we have a strong history of delivering financial results.

As a public company in Hong Kong, we've demonstrated consistently strong revenue growth, a CAGR of 34%, which is the CAGR from 2015 to 2021. And this is organic growth off the back of internally generated cash with no history of a public market raise other than a small amount that we generated off the Hong Kong IPO of approximately U.S. $8 million dollars. And this is profitable growth. We've delivered consistently above 50% gross margins for both the digital agency and the ecommerce business. And the latest interim results for the period ended September 30th, 2021, reflected even a higher margin of approximately 59% blended due to continue to cost efficiencies. EBITDA margin hovers at around 18% to 20% consistently and this figure reflects sustainable profits of organic growth.

In summary, our business is an integrated content agency and ecommerce business, which is grounded in a robust and growing community of followers with a track record of delivering profitable growth. And we're not just a global brand, but we're a global operations. We have presence in the U.S., Europe and Asia, in terms of people community and distribution. And with the U.S. market as a strong center of gravity for revenue and followers, it just makes sense for us to have a listing in the U.S. and we're very eager to grow our presence there. This is a natural evolution of our story as a company as we are already publicly listed in Hong Kong, and we believe we are a blue-chip asset and an ascended market. We are profitable company and have been publicly listed on the Hong Kong stock exchange since 2016, with a strong track record of results.

On this slide are some brief mentions of what a few other important voices in community are saying about us from business of fashion to Forbes. And this speaks really to our influence reach and really our reach in the U.S. And combined with the value of the category which we operate, as evidenced by recent deals such as the Supreme VF deal, and Montclair Stone Island deal, we are confident in our opportunities for growth and we're excited to bring this to our U.S. investors.

Let me show you where we're going with HYPEBEAST 2.0. And our use of proceeds. As mentioned, digital media and ecommerce work together at HYPEBEAST. We have a synergistic platform that we can use to accelerate growth with investments, and to illustrate the power of the HYPEBEAST virtuous cycle of community, media agency and ecommerce. Let me walk through a funnel example that illustrates how all the pieces work together.

This slide illustrates a recent campaign we did with Lexus, and this is a campaign where we executed on all fronts via virtuous cycle of editorial and social media, digital media, and agency, and ecommerce. Before this campaign, we were the one stop shop agency and media service provider to Lexus. Our creative and production team came up with the idea for this brand awareness campaign for Lexus. The limited-edition limited run capsule merchandise collection as a centerpiece for the campaign.

The content we developed and produced for our agency is distributed by the HYPEBEAST social media and digital network. So all 26 million followers are able to interact with the campaign. And here you see the IG story on the left panel featuring the product. Our user customers can link through our HYPEBEAST digital site to deepen engagement with the campaign content. And they're also able to link through to our HBX ecommerce site to purchase the coveted limited-edition products. We're literally making money from left to right for the illustrations we see here. Agency and media distribution revenues for our brand partners, and merchandise sales revenues through our HBX ecommerce portal, with our 26 million strong HYPEBEAST community being simultaneously the audience for the campaign, our fans and our ecommerce customers.

The empowerment of the powerful virtuous cycle that is the HYPEBEAST ecosystem is one strong reason why we're so excited about the deal. Taking our existing 200 million plus annual unique visitors, our existing HBX average order value of approximately 260 U.S. dollars and our existing 1.1% ecommerce conversion rate, we are looking at a 600 million U.S. dollar potential demand in our ecommerce ecosystem. And our use of proceeds from the transaction will be used to empower this funnel and drive towards capturing the demand. Assuming about $159 million in net proceeds, we're going to focus on allocating across a few categories.

Firstly, investment in data, technology, headcount, logistics and warehousing infrastructures and marking to support accelerated ecommerce and recommerce opportunities. We’ll make further investments in expansion in North America, which is our largest customer base and represents significant opportunities for ecommerce growth. We're already opening an office in New York City, which will be basically our flagship presence in the U.S. We will invest in experiential and in real life opportunities to enhance community and experience and will continue to drive editorial expansion, including expansion into new geographies, languages, verticals and continuing to invest in enriching our content from an editorial perspective.

Our existing ecommerce business has approximately a four-to-six-month inventory turn, which is very good. And our HYPEBEAST virtuous cycle gives us unique intelligence into what to buy given our editorial arm and the information we get from our audience. We get access to the most coveted products by virtue of our brand relationships to the ad side, and so our full price sell through is actually very high. We believe in the tremendous growth opportunities available here on top of the strong foundations we've already built.

And as mentioned, we'll continue investing in the development and expansion of our digital footprint and community through regional platform development and category expansion. And because of the success of our flagship HYPEBEAST website, we have inherited permission to expand it to adjacent categories and want to continue to deploy resources to do so. In a short time, we've managed to build a strong following in categories like golf, watches, cars, to name a few. And we've also launched our first NFT and have big plans for web three expansion, which is fundamentally community based.

We're also deploying further resources to continue growing our regional platforms. We already have a strong community and strong presence in regions like South Korea, Greater China, Southeast Asia, and Europe. And the goal is to build up these regional teams to take advantage of existing and potential media, agency, ecommerce and other opportunities in these regions.

I'll turn it over to Kevin to talk a little bit more about our other opportunities.

Kevin Ma: This is a monster opportunity that has barely been touched. We own both sides of the funnel here and need to deploy resources to build distribution centers, hire staff and begin our recommerce in a big way. It completes the commerce cycle and sustainability angle. The funny thing is that all of the recommerce sites actually advertise with us already because they really want to reach our audience, but now, we're going to try to do it better than anyone else.

All our readers have things that they want to buy and sell from each other, so it makes real sense for us to build a platform to facilitate this. And in terms of physical presence, we currently have the physical flagship in Hong Kong that is profitable, spaces in Korea, and we're opening our flagship in New York this year. Community is at the heart of everything we do. For example, we did HYPEFEST in New York a few years back, involving some big names in music and culture, which drove over 10,000 attendees, and it was a huge success. We also do HYPEBEAST car club meets and have done sponsored golf tournaments.

Again, the proceeds of this transaction help us double down on what's working with our in-person experiences. We've learned that you can't just engage people online, offline is just as important and key to building our community. For example, Coinbase, a leading crypto but free company, is a client of ours. We've worked with them to do an interactive activation with us in New York and hosted an amazing pop up with them a few lines around the block in Soho.

Just one final review of our track record of driving profitable growth. Our gross margins are consistently above 50%. Our EBITDA margins are consistently 18% to 22%. And our audience expansion continues to be a key driver of top line growth, serving as an effective top of our funnel. Finally, not only do we create our own media, but we have an award-winning agency as well.

Now, over to Josh to wrap it up.

Josh Spear: Thanks, Kevin. As we keep saying, to us, SPAC 2.0 was one plus one equals three. It's great to do a deal with somebody you know and somebody you trust, but it's even better to do a deal where the whole is greater than the sum of the parts. This company has a history of incredible performance and relevance, and our management team and board have a history of helping to build some of the world's most valuable brands.

Given that HYPEBAST is a Hong Kong listed and domicile entity, in order to maintain our dual listing status, our legal teams advise that the best structure here is to have Iron Spark be acquired by HYPEBEAST. What that means at a super high level in the transaction is that Iron Spark stockholders will have their shares exchanged for shares of HYPEBEAST. And Iron Spark will become a subsidiary of HYPEBEAST, as opposed to Iron Spark being the surviving and publicly listed companies in a more typical deSPAC transaction.

This is not a novel structure. It's been utilized in a number of SPAC transactions recently. As a stockholder of Iron Spark, there's nothing additional you have to do. The transaction is intended to be tax free to Iron Spark stockholders in the U.S. federal income tax perspective. Although, consistent with similar SPAC mergers, no assurances can be given in this regard. There is expected to be no lag in trading. We will have to submit a new listing application with NASDAQ, no different than any other SPAC transaction, and the transfer agent will handle the rest with the exchange.

Upon transaction close, it's intended that you will own ordinary shares of HYPEBEAST, trading at $10 per share, but there can be no assurances given that HYPEBEAST is already publicly trading in Hong Kong. The transaction will result in HYPEBEAST being a dual listed security, with shares trading in Hong Kong under the stock code 00150.HK, and on the NASDAQ under the ticker symbol, hype, H-Y-P-E.

In closing, thank you for joining this call today. On behalf of our team at Iron spark, we're eager to help HYPEBEAST see this enormous opportunity in front of them.

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